Exhibit (a)(5)(i)

Theravance Biopharma Announces Tender Offer For Outstanding 3.25% Convertible Senior Notes Due 2023

DUBLIN – July 26, 2022 – Theravance Biopharma, Inc. (“Theravance Biopharma” or the “Company”) (NASDAQ: TBPH) today announced a tender offer (the “Offer”) to purchase any and all of its outstanding 3.25% Convertible Senior Notes due 2023 (the “Convertible Notes”). As of July 26, 2022, there were $230,000,000 aggregate principal amount of the Convertible Notes outstanding.

Upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated July 26, 2022 (the "Offer to Purchase"), the Company is offering to pay, for cash, an amount equal to $1,000 for each $1,000 of principal amount of Convertible Notes validly tendered and accepted, plus accrued and unpaid interest up to, but not including, the date of payment for the Convertible Notes accepted in the Offer. The Offer will expire at 5:00 p.m., New York City time, on August 23, 2022, or any other date and time to which the Company extends such Offer (such date and time, as it may be extended, the “Expiration Time”), unless earlier terminated.

The Offer is not conditioned on any minimum amount of Convertible Notes tendered, but is conditioned upon the satisfaction of certain customary conditions, as more fully described in the Offer to Purchase. The Company expressly reserves the right for any reason, subject to applicable law, to extend, abandon, terminate or amend the Offer. Any Convertible Notes purchased pursuant to the Offer will be cancelled, and those Convertible Notes will cease to be outstanding.

For Convertible Notes that have been validly tendered and not validly withdrawn at or prior to the Expiration Time and that are accepted for purchase pursuant to the Offer, settlement will occur promptly following the Expiration Time, assuming that the conditions to the Offer have been either satisfied or waived by the Company at or prior to the Expiration Date as further described in the Offer to Purchase. The Company expects to fund purchases of Convertible Notes tendered in the Offer with cash on hand.

The complete terms and conditions of the Offer are set forth in the Offer to Purchase that is being sent to holders of the Convertible Notes. Copies of the Offer to Purchase may be obtained from the Dealer Manager (as defined below) for the Offer by calling (888) 474-0200.

Theravance Biopharma has retained Evercore Group L.L.C. to act as dealer manager (the “Dealer Manager”) in connection with the Offer. For questions concerning the terms of the Offer, Evercore Group L.L.C. may be contacted at (888) 474-0200.

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company's outstanding 3.25% Convertible Senior Notes due 2023. The Offer will be made solely by the Offer to Purchase and related materials, as they may be amended or supplemented. Holders of Convertible Notes should read the Company's Offer statement on Schedule TO filed with the SEC in connection with the Offer, which will include as exhibits the Offer to Purchase and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Dealer Manager in connection with the Offer.

This press release does not set forth all of the terms and conditions of the Offer. Noteholders should carefully read the Offer to Purchase and related materials, for a complete description of all terms and conditions before making any decision with respect to the Offer. None of the Company, its management, its board of directors, its officers, the dealer manager, the depositary, or the trustee with respect to the Convertible Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Convertible Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Convertible Notes and, if so, the principal amount of Convertible Notes to tender.

About Theravance Biopharma

Theravance Biopharma, Inc.’s overarching purpose and goal as a biopharmaceutical company is focused on delivering Medicines that Make a Difference® in people’s lives. In pursuit of its purpose, Theravance Biopharma leverages decades of expertise, which has led to the development of FDA-approved YUPELRI® (revefenacin) inhalation solution indicated for the maintenance treatment of patients with chronic obstructive pulmonary disease (COPD). Its pipeline of internally discovered programs is targeted to address significant unmet patient needs.

For more information, please visit www.theravance.com.

THERAVANCE BIOPHARMA®, THERAVANCE®, and the Cross/Star logo are registered trademarks of the Theravance Biopharma group of companies (in the U.S. and certain other countries).

YUPELRI® is a registered trademark of Mylan Specialty L.P., a Viatris Company. Trademarks, trade names or service marks of other companies appearing on this press release are the property of their respective owners.

Forward-Looking Statements

This press release contains certain “forward-looking” statements as that term is defined in the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans, objectives, expectations and future events. Theravance Biopharma intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Examples of such statements include statements relating to: the timing of the Offer, including the settlement thereof and the satisfaction of conditions to the Offer. These statements are based on the current estimates and assumptions of the management of Theravance Biopharma as of the date of this press release and are subject to risks, uncertainties, changes in circumstances, assumptions and other factors that may cause the actual results of Theravance Biopharma to be materially different from those reflected in the forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include, among others, risks related to the satisfaction of the conditions to the Offer and general economic and market conditions. Other risks affecting Theravance Biopharma are in the Company’s Form 10-Q filed with the SEC on May 6, 2022, and other periodic reports filed with the SEC. In addition to the risks described above and in Theravance Biopharma’s filings with the SEC, other unknown or unpredictable factors also could affect Theravance Biopharma’s results. No forward-looking statements can be guaranteed, and actual results may differ materially from such statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Theravance Biopharma assumes no obligation to update its forward-looking statements on account of new information, future events or otherwise, except as required by law.

Contact:

Gail Cohen

Corporate Communications / 917 214 6603